SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: January 4, 2005

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                      Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-10 of Goldcorp Inc. (File No. 333-121725) and the Tender Offer Statement on Schedule TO of Goldcorp Inc. and Goldcorp Acquisition ULC, both filed on December 29, 2004.

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
—	4.1	(a)(1)(A)	Take-Over Bid Circular, including the Offer to Purchase, dated December 29 , 2004*

—	4.2	(a)(1)(B)	Letter of Acceptance and Transmittal*

—	4.3	(a)(1)(C)	Notice of Guaranteed Delivery*

—	4.4	(a)(1)(D)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

—	4.5	(d)(1)	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.6	(a)(1)(E)	Annual Information Form of Goldcorp for the year ended December 31, 2003, dated May 14, 2004*

—	4.7	(a)(1)(F)	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

—	4.8	(a)(1)(G)	Management’s Discussion and Analysis for the year ended December 31, 2003*

—	4.9	(a)(1)(H)	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004*

—	4.10	(a)(1)(I)	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004*

—	4.11	(a)(1)(J)	Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”)*

—	4.12	(a)(1)(K)	Material change report of Goldcorp dated December 7, 2004 concerning the Offer*

—	4.13	(a)(4)(A)	Press release issued by Goldcorp Inc.*

—	4.14	(a)(4)(B)	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.15	(a)(1)(L)	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement*

—	4.16	(d)(2)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.17	(d)(3)	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

99.1	4.18	(i)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005 (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.2	4.19	(i)(2)	Annual Information Form of Wheaton for the year ended December 31, 2003, dated May 12, 2004 (filed herewith)

99.3	4.20	(i)(3)	Audited comparative consolidated financial statements of Wheaton as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon (filed herewith)

99.4	4.21	(i)(4)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2003 (filed herewith)

99.5	4.22	(i)(5)	Unaudited comparative consolidated interim financial statements of Wheaton as at, and for the nine-months ended, September 30, 2004 (filed herewith)

99.6	4.23	(i)(6)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the nine-months ended September 30, 2004 (filed herewith)

99.7	4.24	(i)(7)	The following sections of the Joint Management Information Circular of Wheaton and IAMGOLD Corporation (“IAMGOLD”) dated April 30, 2004 distributed in connection with the annual and special meeting of shareholders of Wheaton held on June 8, 2004: “General Proxy Information”, “Information Concerning the Meetings (information respecting Wheaton only), “Annual Business to be Considered by Wheaton Shareholders”, “Wheaton Directors’ Approval” and “Exhibit C – Information Concerning Wheaton River Minerals Ltd.” (excluding the sections entitled “Statement of Executive Compensation – Report on Executive Compensation”, “Statement of Executive Compensation – Performance Graph” and “Statement of Corporate Governance Policies”) (filed herewith)

99.8	4.25	(i)(8)	Material change report of Wheaton dated January 14, 2004 concerning the completion by Wheaton of the acquisition of the Amapari Gold Project in Brazil (filed herewith)

99.9	4.26	(i)(9)	Material change report of Wheaton dated April 7, 2004 concerning the proposed agreement between Wheaton and IAMGOLD to combine the two companies (filed herewith)

99.10	4.27	(i)(10)	Material change report of Wheaton dated May 6, 2004 concerning the completion of due diligence, receipt of final fairness opinions and signing of a definitive agreement by Wheaton and IAMGOLD, all in connection with the proposed combination of the two companies (filed herewith)

99.11	4.28	(i)(11)	Material change report of Wheaton dated June 3, 2004 concerning: (A) the receipt by Wheaton of an unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur’’) to acquire all of Wheaton’s outstanding common shares; and (B) the decision of Wheaton not to pursue Coeur’s proposal (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.12	4.29	(i)(12)	Material change report of Wheaton dated June 7, 2004 concerning: (A) the receipt by Wheaton of a further unsolicited proposal from Coeur to acquire all of Wheaton’s outstanding common shares; (B) the decision of Wheaton not to pursue the revised proposal delivered by Coeur; and (C) the recommendation of Wheaton that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination (filed herewith)

99.13	4.30	(i)(13)	Material change report of Wheaton dated June 18, 2004 concerning: (A) the approval by Wheaton’s shareholders of the proposed IAMGOLD combination; (B) the decision of Wheaton to hold a further vote of its shareholders to approve the combination with IAMGOLD on July 6, 2004; (C) the receipt by Wheaton of a written request from Coeur for a list of Wheaton’s shareholders; and (D) the appointment by Wheaton’s board of directors of a special committee authorized to review and consider the proposed IAMGOLD combination, the unsolicited proposal made to Wheaton by Coeur, and any further proposals made to Wheaton or its shareholders by third parties (filed herewith)

99.14	4.31	(i)(14)	Material change report of Wheaton dated July 1, 2004 concerning: (A) the rejection by Wheaton of the latest unsolicited proposals from Coeur; and (B) the reconfirmation by Wheaton of its recommendation that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination on July 6, 2004 (filed herewith)

99.15	4.32	(i)(15)	Material change report of Wheaton dated July 13, 2004 concerning: (A) the inability of IAMGOLD to obtain the required shareholder approval for the proposed combination with Wheaton; (B) the termination of the arrangement agreement between Wheaton and IAMGOLD; and (C) the adjournment by Wheaton of its shareholders’ meeting scheduled for July 6, 2004 (filed herewith)

99.16	4.33	(i)(16)	Material change report of Wheaton dated July 23, 2004 concerning the absence of a legal offer from Coeur to Wheaton’s Canadian shareholders (filed herewith)

99.17	4.34	(i)(17)	Material change report of Wheaton dated July 23, 2004 concerning: (A) the agreement of Chap Mercantile Inc. (“Chap’’) to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico (the “Silver Transaction’’); (B) the change of name by Chap to Silver Wheaton Corp.; (C) the option of Wheaton and Luismin S.A. de C.V. not to proceed with the Silver Transaction; and (D) the intention of Wheaton to complete an equity financing in connection with the Silver Transaction (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.18	4.35	(i)(18)	Material change report of Wheaton dated July 29, 2004 concerning: (A) the inability of Wheaton to make a recommendation to its shareholders to accept or reject Coeur’s offer; (B) the recommendation of Wheaton that Wheaton’s shareholders not tender their shares to Coeur’s U.S. offer or take any other action until they receive a further recommendation from Wheaton; (C) the filing by Wheaton of a Schedule 14D-9 with the SEC in connection with Wheaton’s response to Coeur’s U.S. offer; (D) the request from Wheaton to Coeur for confirmation with respect to Coeur’s intention not to take up and pay for Wheaton’s shares under Coeur’s U.S. offer until the same opportunity is provided to Wheaton’s Canadian shareholders; and (E) the intention of Wheaton to review and respond to Coeur’s offer once the offer is made to all of Wheaton’s Canadian shareholders (filed herewith)

99.19	4.36	(i)(19)	Material change report of Wheaton dated September 13, 2004 concerning:
			(A) the recommendation of Wheaton that Wheaton’s shareholders reject Coeur’s offer to purchase all of Wheaton’s outstanding common shares; and (B) the rescheduling by Wheaton of the closing date of the Silver Transaction (filed herewith)

99.20	4.37	(i)(20)	Material change report of Wheaton dated October 25, 2004 concerning the closing of the Silver Transaction (filed herewith)

99.21	4.38	(i)(21)	Material change report of Wheaton dated December 14, 2004 concerning the agreement of Wheaton in principle to combine with Goldcorp Inc. (filed herewith)

99.22	4.39	(i)(22)	Material change report of Wheaton dated December 31, 2004 concerning Wheaton's entering into the Acquisition Agreement with Goldcorp (filed herewith)

99.23	4.40	(i)(23)	Unaudited comparative consolidated financial statements of Wheaton as at, and for the nine-months ended September 30, 2004, including a reconciliation to U.S. GAAP contained in Note 16 thereto (filed herewith)

—	5.1	—	Consent of Fraser Milner Casgrain LLP*

—	5.2	—	Consent of Dorsey & Whitney LLP*

—	5.3	—	Consent of KPMG LLP*

99.24	5.4	—	Consent of Deloitte & Touche LLP (filed herewith)

—	6.1	—	Powers of Attorney*

*	Previously filed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

By:	/s/ R. Gregory Laing

	Name:	R. Gregory Laing
	Title:	Vice President, Legal

Date: January 7, 2005

EXHIBIT INDEX

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
—	4.1	(a)(1)(A)	Take-Over Bid Circular, including the Offer to Purchase, dated December 29 , 2004*

—	4.2	(a)(1)(B)	Letter of Acceptance and Transmittal*

—	4.3	(a)(1)(C)	Notice of Guaranteed Delivery*

—	4.4	(a)(1)(D)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

—	4.5	(d)(1)	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.6	(a)(1)(E)	Annual Information Form of Goldcorp for the year ended December 31, 2003, dated May 14, 2004*

—	4.7	(a)(1)(F)	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

—	4.8	(a)(1)(G)	Management’s Discussion and Analysis for the year ended December 31, 2003*

—	4.9	(a)(1)(H)	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004*

—	4.10	(a)(1)(I)	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004*

—	4.11	(a)(1)(J)	Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”)*

—	4.12	(a)(1)(K)	Material change report of Goldcorp dated December 7, 2004 concerning the Offer*

—	4.13	(a)(4)(A)	Press release issued by Goldcorp Inc.*

—	4.14	(a)(4)(B)	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.15	(a)(1)(L)	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement*

—	4.16	(d)(2)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

—	4.17	(d)(3)	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

99.1	4.18	(i)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005 (filed herewith)

99.2	4.19	(i)(2)	Annual Information Form of Wheaton for the year ended December 31, 2003, dated May 12, 2004 (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.3	4.20	(i)(3)	Audited comparative consolidated financial statements of Wheaton as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon (filed herewith)

99.4	4.21	(i)(4)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2003 (filed herewith)

99.5	4.22	(i)(5)	Unaudited comparative consolidated interim financial statements of Wheaton as at, and for the nine-months ended, September 30, 2004 (filed herewith)

99.6	4.23	(i)(6)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the nine-months ended September 30, 2004 (filed herewith)

99.7	4.24	(i)(7)	The following sections of the Joint Management Information Circular of Wheaton and IAMGOLD Corporation (“IAMGOLD”) dated April 30, 2004 distributed in connection with the annual and special meeting of shareholders of Wheaton held on June 8, 2004: “General Proxy Information”, “Information Concerning the Meetings (information respecting Wheaton only), “Annual Business to be Considered by Wheaton Shareholders”, “Wheaton Directors’ Approval” and “Exhibit C – Information Concerning Wheaton River Minerals Ltd.” (excluding the sections entitled “Statement of Executive Compensation – Report on Executive Compensation”, “Statement of Executive Compensation – Performance Graph” and “Statement of Corporate Governance Policies”) (filed herewith)

99.8	4.25	(i)(8)	Material change report of Wheaton dated January 14, 2004 concerning the completion by Wheaton of the acquisition of the Amapari Gold Project in Brazil (filed herewith)

99.9	4.26	(i)(9)	Material change report of Wheaton dated April 7, 2004 concerning the proposed agreement between Wheaton and IAMGOLD to combine the two companies (filed herewith)

99.10	4.27	(i)(10)	Material change report of Wheaton dated May 6, 2004 concerning the completion of due diligence, receipt of final fairness opinions and signing of a definitive agreement by Wheaton and IAMGOLD, all in connection with the proposed combination of the two companies (filed herewith)

99.11	4.28	(i)(11)	Material change report of Wheaton dated June 3, 2004 concerning: (A) the receipt by Wheaton of an unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur’’) to acquire all of Wheaton’s outstanding common shares; and (B) the decision of Wheaton not to pursue Coeur’s proposal (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.12	4.29	(i)(12)	Material change report of Wheaton dated June 7, 2004 concerning: (A) the receipt by Wheaton of a further unsolicited proposal from Coeur to acquire all of Wheaton’s outstanding common shares; (B) the decision of Wheaton not to pursue the revised proposal delivered by Coeur; and (C) the recommendation of Wheaton that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination (filed herewith)

99.13	4.30	(i)(13)	Material change report of Wheaton dated June 18, 2004 concerning: (A) the approval by Wheaton’s shareholders of the proposed IAMGOLD combination; (B) the decision of Wheaton to hold a further vote of its shareholders to approve the combination with IAMGOLD on July 6, 2004; (C) the receipt by Wheaton of a written request from Coeur for a list of Wheaton’s shareholders; and (D) the appointment by Wheaton’s board of directors of a special committee authorized to review and consider the proposed IAMGOLD combination, the unsolicited proposal made to Wheaton by Coeur, and any further proposals made to Wheaton or its shareholders by third parties (filed herewith)

99.14	4.31	(i)(14)	Material change report of Wheaton dated July 1, 2004 concerning: (A) the rejection by Wheaton of the latest unsolicited proposals from Coeur; and (B) the reconfirmation by Wheaton of its recommendation that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination on July 6, 2004 (filed herewith)

99.15	4.32	(i)(15)	Material change report of Wheaton dated July 13, 2004 concerning: (A) the inability of IAMGOLD to obtain the required shareholder approval for the proposed combination with Wheaton; (B) the termination of the arrangement agreement between Wheaton and IAMGOLD; and (C) the adjournment by Wheaton of its shareholders’ meeting scheduled for July 6, 2004 (filed herewith)

99.16	4.33	(i)(16)	Material change report of Wheaton dated July 23, 2004 concerning the absence of a legal offer from Coeur to Wheaton’s Canadian shareholders (filed herewith)

99.17	4.34	(i)(17)	Material change report of Wheaton dated July 23, 2004 concerning: (A) the agreement of Chap Mercantile Inc. (“Chap’’) to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico (the “Silver Transaction’’); (B) the change of name by Chap to Silver Wheaton Corp.; (C) the option of Wheaton and Luismin S.A. de C.V. not to proceed with the Silver Transaction; and (D) the intention of Wheaton to complete an equity financing in connection with the Silver Transaction (filed herewith)

Form 6-K	Form F-10	Schedule TO
Exhibit No.	Exhibit No.	Exhibit No.	Description
99.18	4.35	(i)(18)	Material change report of Wheaton dated July 29, 2004 concerning: (A) the inability of Wheaton to make a recommendation to its shareholders to accept or reject Coeur’s offer; (B) the recommendation of Wheaton that Wheaton’s shareholders not tender their shares to Coeur’s U.S. offer or take any other action until they receive a further recommendation from Wheaton; (C) the filing by Wheaton of a Schedule 14D-9 with the SEC in connection with Wheaton’s response to Coeur’s U.S. offer; (D) the request from Wheaton to Coeur for confirmation with respect to Coeur’s intention not to take up and pay for Wheaton’s shares under Coeur’s U.S. offer until the same opportunity is provided to Wheaton’s Canadian shareholders; and (E) the intention of Wheaton to review and respond to Coeur’s offer once the offer is made to all of Wheaton’s Canadian shareholders (filed herewith)

			Material change report of Wheaton dated September 13, 2004 concerning:
99.19	4.36	(i)(19)	(A) the recommendation of Wheaton that Wheaton’s shareholders reject Coeur’s offer to purchase all of Wheaton’s outstanding common shares; and (B) the rescheduling by Wheaton of the closing date of the Silver Transaction (filed herewith)

99.20	4.37	(i)(20)	Material change report of Wheaton dated October 25, 2004 concerning the closing of the Silver Transaction (filed herewith)

99.21	4.38	(i)(21)	Material change report of Wheaton dated December 14, 2004 concerning the agreement of Wheaton in principle to combine with Goldcorp Inc. (filed herewith)

99.22	4.39	(i)(22)	Material change report of Wheaton dated December 31, 2004 concerning Wheaton's entering into the Acquisition Agreement with Goldcorp (filed herewith)

99.23	4.40	(i)(23)	Unaudited comparative consolidated financial statements of Wheaton as at, and for the nine-months ended September 30, 2004, including a reconciliation to U.S. GAAP contained in Note 16 thereto (filed herewith)

—	5.1	—	Consent of Fraser Milner Casgrain LLP*

—	5.2	—	Consent of Dorsey & Whitney LLP*

—	5.3	—	Consent of KPMG LLP*

99.24	5.4	—	Consent of Deloitte & Touche LLP (filed herewith)

—	6.1	—	Powers of Attorney*

*	Previously filed.